October 13, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Maryse Mills-Apenteng

Re:	Dataram Corporation
Preliminary Proxy Statement on Schedule 14A Filed September 25, 2015
File No. 001-08266

Ladies and Gentlemen:

The following responds to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in its comment letter dated October 2, 2015 (the "Comment Letter") relating to the Form PRE 14A filed September 25, 2015 (the “Schedule 14A”) by Dataram Corporation (the “Company”).

The numbers set forth next to each of the responses in this letter correspond to the numbers referenced in the Staff’s comments, as set forth in the Comment Letter.

Proposal 4 – Approval of Amendments to the Company’s 2014 Equity Incentive Plan, page 45

1.	Please revise to disclose the material differences between the existing and amended equity incentive plans with respect to eligible participants. Ensure that your revised disclosure specifically addresses any other material differences between the two plans. See Instruction 2 to Item 10 of Schedule 14A.

Response:

The Company has revised the disclosure in Proposal 4 to disclose the material differences between the existed and amended equity incentive plan with respect to eligible participants. Additionally, no shares have been issued under the Plan as a result of the newly available shares issuable as a result of the amendment. However, the Company has included disclosure regarding “New Plan Benefits” in tabular format with respect to issuances made under the Plan prior to the amendments discussed in the Proxy Statement.

Proposal 6 – Approval of Reincorporation of Company to the State of Nevada, page 50

2.	Please revise your disclosure to clarify whether there are any material provisions in the new articles or bylaws that do not simply reflect the default result of Nevada statutes and highlight each as a material change in the Summary on page 50. For example, disclose all instances where you have elected to include new provisions to the Nevada articles or bylaws that offer management greater flexibility or impose greater burdens on shareholders than the result the Nevada statute would impose absent the provision. In addition to these discretionary changes, if any, highlight those specific aspects of Nevada corporate law that negatively impact shareholders.

Response:

The Company has revised the form of bylaws it proposes to adopt in connection with the newly formed Nevada subsidiary it will incorporate for purposes of consummating the reincorporation. As a result, there are currently no material provisions that do not correspond to the Nevada Revised Statutes with respect to the bylaws or the articles of incorporation. The Company has revised the disclosure in Proposal 6 to highlight any aspect of the Nevada Revised Statutes that negatively impact shareholders.

3.	Please present as a separate proposal any provision of your Nevada governing documents that differs from your current governing documents, if the new provision does not automatically apply to you as a result of the change to Nevada law. Refer to Rule 14a- 4(a)(3) of Regulation 14A.

Response:

As stated in the Company’s response to Comment #2, there are no provisions of the Nevada articles of incorporation or bylaws that materially differ from our current governing documents that do not automatically apply to the Company as a result of the change to Nevada law.

Proposal 8 - Approval of Issuance of Securities in One or More Non-Public Offerings Where the Maximum Discount at Which Securities Will Be Offered Will Be Equivalent to a Discount of 30% Below the Market Price of Our Common Stock in Accordance with Nasdaq Marketplace Rule 5635(D), page 76

4.	We note that if Proposal 8 is approved, the total number of shares that could potentially be issued exceeds 70% of your currently authorized shares. In addition, the maximum offering size is approximately three times greater than your current market capitalization, and you have not indicated the expiration date on the authority to issue the shares. Moreover, the terms of any future offerings are vaguely defined and subject to change. As such, it appears that you are seeking “blank check” authority to issue these shares. Please provide your analysis as to how this is consistent with the statutory requirements of New Jersey law and complies with your organizational documents.

Response:

The Company intends to indicate an expiration date on the authority to issue the shares authorized by Proposal 8 (if approved) which will be approximately six months from the date of the Company’s 2015 Annual Meeting of Shareholders, in accordance with guidance provide by the NASDAQ Stock Market rules. Shareholder approval of a below market non-public offering of its securities is being sought solely to comply with the requirements of NASDAQ Marketplace Rule 5635(d) as the Company’s common stock is currently listed for trading on The NASDAQ Capital Market. The ability for the Company to conduct a below market non-public offering of its securities is not otherwise prohibited by its Certificate of Incorporation or by New Jersey law generally.

* * *

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

_____________________________

David A. Moylan

President & Chief Executive Officer

Dataram Corporation

cc:	Tara Guarneri-Ferrara, Esq.